

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07050068

April 6, 2007

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606-1285

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/6/2007

Re: Ryerson Inc.
Incoming letter dated February 7, 2007

Dear Mr. Witzel:

This is in response to your letters dated February 7, 2007 and March 30, 2007 concerning the shareholder proposal submitted to Ryerson by the J.C. Kellogg Foundation. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
APR 2 0 2007
1080

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

Enclosures

cc: Michael B. Pisani, P.C.
1290 Club House Road
Gladwyne, PA 19035

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

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February 7, 2007

U.S. Securities and Exchange
Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Ryerson Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Ryerson Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Michael B. Pisani, P.C. on behalf of the J.C. Kellogg Foundation (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2007 annual meeting of shareholders (the "2007 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal and cover letter dated January 25, 2007 submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The Proposal contains a shareholder resolution asking the Board of Directors (the "Board") of the Company to consider and vote upon a resolution relating to purchases of its common stock. The text of the proposed shareholder resolution is as follows:

> **RESOLVED**, that the Board shall consider and vote upon a resolution directing that at any time and for so long as there exists in the market a short position in the Company's common stock constituting 2% or more of the Company's public float, the Company shall make open market purchases of its shares in amounts corresponding to the number of shares of common stock issued pursuant to conversions of the Company's 3.5% Convertible Notes due 2024.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials because, in violation of Rule 14a-8(e)(2), the Proponent has submitted the Proposal in an untimely manner. In addition, as discussed in Section III below, because the Proposal was submitted in an untimely manner, the Company requests that the Staff waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of the Company's filing of its definitive Proxy Materials with the Commission.

II. Basis for Excluding the Proposal

The Company believes that the Proposal may be omitted from the Proxy Materials under Rule 14a-8(e)(2) because the Proponent submitted the Proposal in an untimely matter. Rule 14a-8(e)(2) states that a shareholder proposal "must be received at the company's principle executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for the submission of such proposal to be deemed timely for Rule 14a-8 purposes, provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting." The Staff has strictly construed the timeliness requirement of Rule 14a-8(e)(2), permitting companies to exclude proposals that were received even one day after the 120-day deadline. See, e.g., American Express Co., (December 21, 2004) (proposal received one day after the 120-day deadline untimely); Viacom Inc. (March 10, 2003); and The Coca-Cola Company (January 11, 2001).

The Company mailed its proxy statement for its 2006 annual meeting of shareholders (the "2006 Annual Meeting") on April 3, 2006, and the Company's 2007

Annual Meeting is scheduled for May, 11 2007, which date is within 30 days of the date on which the Company held its 2006 Annual Meeting. Accordingly, under Rule 18a-8(e)(2), the deadline for submitting Rule 14a-8 proposals for the Company's 2007 Annual Meeting was December 4, 2006. In accordance with Rule 14a-5(e), the Company informed its shareholders of this deadline on page 45 of its proxy statement for its 2006 Annual Meeting.

Because the Company did not receive the Proposal until on or about January 26, 2007—more than seven weeks after the submission deadline under Rule 14a-8(e)(2)—the Company believes the Proposal is untimely and may properly be omitted from the Proxy Materials. Moreover, in its cover letter dated January 25, 2007, the Proponent admits it failed to meet the deadline for shareholder proposals as published in the Company's proxy statement for its 2006 Annual Meeting.

We note that the Company has not provided the Proponent with the 14-day notice under Rule 14a-8(f)(1), since such notice is not required if the defect in a proposal cannot be cured. Rule 14a-8(f)(1) does not require the 14-day notice in connection with violations of Rule 14a-8(e). Section C.6.c. of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) cites the failure of a proponent to submit a proposal by the submission deadline as an example of a defect that cannot be remedied and, therefore, not subject to the 14-day notice requirement of Rule 14a-8(f)(1).

III. The Company's No-Action Request Falls Under the Good-Cause Exception to Rule 14a-8(j)(1)

The Company also respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit the Company to seek relief from the such 80-day deadline upon a showing that good cause exists for missing the deadline.

As discussed in Section II.A above, the Proposal was submitted by the Proponent seven weeks after the submission deadline. The Proposal was received by the Company by FedEx on or about January 26, 2007. After receiving the letter, it necessarily took a number of days for the Company to consider and consult with counsel concerning the Proposal, and for this letter to be prepared. Although the Company has not set a precise date for the filing of its definitive Proxy Materials with the Commission, it is possible that this letter is being submitted to the Staff less than 80 calendar days before such date. Accordingly, the Company is requesting a waiver of such 80-day period.

The Staff previously has granted waivers under the 80-day requirement of Rule 14a-8(j)(1) in numerous similar instances. See, e.g., UGI Corporation (November 20, 2002) (request granted for waiver of 80-day requirement where company would have had only six days to consider and prepare a response to an untimely proposal prior to the commencement of 80-day period) and Lone Star Steakhouse & Saloon, Inc. (March 22, 2002) (request granted for wavier of 80-day requirement where the date of the company's filing of its definitive proxy was uncertain and, therefore, the company's no-action request ultimately might not have been submitted before the required 80-day period). See also, Andrew Corporation (October 15, 1998); United Parcel Services (February 19, 1998); and Star Technologies, Inc. (June 25, 1996).

IV. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from its Proxy Materials under Rule 14a-8(e) because the Proponent has submitted the Proposal in an untimely manner. The Company also requests that the Staff waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of filing of its definitive Proxy Materials with the Commission. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (312) 407-0784.

Very truly yours,



Richard C. Witzel, Jr.

Enclosures

cc: Virginia D. Dowling., Vice President,
Deputy General Counsel and Secretary,
Ryerson Inc.
Michael B. Pisani

Exhibit A

MICHAEL B. PISANI, P.C.
1290 Club House Road
Gladwyne, PA 19035
tel. 610-828-2170 / fax 610-471-0596
mpisani@broadviewlawgroup.com

**An affiliated office of the Broadview Law Group*

VIA FEDEX (Trk. No. 284372727)

January 25, 2007

Neil S. Novich
Chairman, President,
and Chief Executive Officer
Ryerson Inc.
2621 W. 15th Place
Chicago, IL 60608

Re: Shareholder Proposal of J.C. Kellogg Foundation

Dear Mr. Novich,

This firm represents the J.C. Kellogg Foundation (the "Foundation"), a New Jersey not-for-profit corporation and a stockholder of Ryerson, Inc. (the "Company"). The Foundation hereby submits the enclosed proposal (the "Proposal") for inclusion in the Company's 2007 proxy materials as a matter to be considered and voted upon at the Company's 2007 annual meeting. The Foundation holds in excess of 300,000 shares of the Company's common stock and has maintained for more than one year and intends to maintain at least through the date of the Company's 2007 annual meeting a position in the company's common stock having a market value in excess of $2,000.

The Foundation believes the share price of the Company's common stock is currently and has been for a significant period subject to a substantial short position existing in the market for the Company's common stock. One factor undoubtedly understood by the short seller community to create a short selling opportunity is the overhang of shares of the Company's common stock to be issued upon the conversion of some or all of the Company's 3.5% Convertible Notes due 2024.

The eventuality of these shares being issued creates two negative effects relative to the shared interest of the Company and its stockholders. The first is a potentially dilutive effect on the share price of the Company's common stock, giving short sellers a predictable future opportunity to buy in their short positions. The second is an increase in the pool of shares available for loan to cover short positions, making it prospectively easier for short sellers to effect or continue their short sell strategies. Adoption of the Proposal would counter these negatives.

The Foundation is aware of the fact that the Proposal is submitted after the December 4, 2006, deadline for shareholder proposals as published in the Company's 2006 proxy statement. Nevertheless, given the strong alignment among the Company's interests, those of the Company's stockholders and the Proposal's objective, the Foundation asks that the Company make an exception to its submission deadline or advance a like proposal on its own initiative.

Once you have had an opportunity to review and consider this matter, please contact the undersigned with a statement of the Company's intended handling of the Proposal. Should the Company determine circumstances exist preventing the inclusion of the Proposal, the Foundation would expect and welcome the opportunity to work with the Company towards the elimination or circumvention of same.

Thank you in advance for your consideration of this matter.

Very truly yours,



Michael B. Pisani

Enc.

cc. M. Louis Tuilli, Esquire, Vice President, General Counsel
Terence R. Rogers, Vice President, Finance and Treasurer

PROPOSED SHAREHOLDER RESOLUTION OF J.C. KELLOGG FOUNDATION REGARDING OPEN MARKET PURCHASES OF RYERSON, INC. COMMON STOCK TO COVER CONVERSIONS OF RYERSON, INC. 3.5% CONVERTIBLE NOTES DUE 2024

RESOLVED that the Board shall consider and vote upon a resolution directing that at any time and for so long as there exists in the market a short position in the Company's common stock constituting 2% or more of the Company's public float, the Company shall make open market purchases of its shares in amounts corresponding to the number of shares of common stock issued pursuant to conversions of the Company's 3.5% Convertible Notes due 2024.

SHAREHOLDER STATEMENT IN SUPPORT OF THE PROPOSED RESOLUTION

The shares to be issued upon conversion of all or some of the Company's 3.5% Convertible Notes due 2024 increase the attractiveness of the Company's common stock as a short selling opportunity. The prospective issuance of these shares constitutes both a potentially price dilutive event and an increase in the pool of shares available for loan against short positions. The Board's adoption of the proposed resolution would eliminate the attractiveness of the Company's common stock as a short selling opportunity to the extent it is associated with the prospective issuance of the shares underlying the 3.5% Convertible Notes due 2024.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

March 30, 2007

U.S. Securities and Exchange
Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Ryerson Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Ryerson Inc., a Delaware corporation (the "Company"), with respect to the request submitted by us on behalf of the Company on February 7, 2007 pursuant to Rule 14a-8(j) that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Michael B. Pisani, P.C. on behalf of the J.C. Kellogg Foundation, could properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2007 annual meeting of shareholders (the "2007 Annual Meeting") on the grounds that it was not timely under Rule 14a-8(e)(2). The letter also included a request for a waiver under Rule 14a-8(j)(1).

On March 6, 2007, the Company announced the postponement of its 2007 Annual Meeting. Accordingly, in light of the postponement, on behalf of the Company, we respectively request that the Staff concur with the Company's position in the alternative that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

The Proposal requests that the Company purchase stock in the open market pursuant to a specific formula set forth in the Proposal that is triggered based on the size of the short position in the Company's common stock. As such, the Proposal is not a proposal dealing with stock repurchases generally, but an attempt to micro-manage the Company by specifying the specific timing and amount of stock to be repurchased by the Company. The Staff has permitted the exclusion of similar stock repurchase proposals under Rule 14a-8(i)(7). *See, e.g., Ford Motor Co.* (avail. Mar. 26, 1999) (permitting exclusion of proposal that would limit the company's ability to decide if and under what circumstances it should repurchase stock); *Food Lion, Inc.* (avail. Feb. 22, 1996) (permitting exclusion of a proposal directed at the determination of the specific terms and conditions of a stock repurchase plan); *The Clothestime Inc.* (avail. Mar. 13, 1991) (permitting exclusion of proposal to repurchase common stock in open market under specified conditions).

Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (312) 407-0784.

Very truly yours,



Richard C. Witzel, Jr.

cc: Louise Turilli, Vice President and General Counsel
Ryerson Inc.
Virginia D. Dowling, Vice President,
Deputy General Counsel and Secretary,
Ryerson Inc.
Michael B. Pisani

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 6, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ryerson Inc.
Incoming letter dated February 7, 2007

The proposal seeks to establish specified criteria for conducting stock repurchases.

There appears to be some basis for your view that Ryerson may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., implementation of a share repurchase program). Accordingly, we will not recommend enforcement action to the Commission if Ryerson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ryerson relies.

Sincerely,



Tamara M. Brightwell
Special Counsel

END